

Mail Stop 3561

November 25, 2015

Lawrence Calarco
Chief Executive Officer
CPSM, Inc.
2740 SW Martin Downs Boulevard
Suite 171
Palm City, FL 34990

> **Re:    CPSM, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 13, 2015**
> **File No. 333-208007**

Dear Mr. Calarco:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our October 28, 2015 letter regarding the S-1 filed October 2, 2015 by you under CIK code 0001653171.

Prospectus Cover Page

1. We note your responses to comments 4 and 5.  Please revise the prospectus cover page to more clearly disclose the offering price and name the selling security holders as underwriters.  See Item 501(b) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

2. We note your response to comment 16.  Please also include the provided disclosure in this section of the registration statement.

3.  Please revise your disclosure to discuss the business purpose of the stock exchange to acquire the outstanding common shares of Custom Pool & Spa.

Certain Relationships and Related Transactions, page 38

4.  We note your response to comment 13 and the new disclosure about the promissory note on page 25. Because the payee of the note is an executive officer, in this section, please provide the disclosure required by Item 404(d) of Regulation S-K.

Recent Sales of Unregistered Securities, page 42

5.  We note that information about your sales of unregistered securities is provided only from January 1, 2014. Please update this disclosure, providing the required information for the last three years. See Item 701 of Regulation S-K.

Index to Financial Statements, page 45

6.  Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

Note 14 – Subsequent Events, page 63

7.  We note a link entitled "CPSM Closes on Two Acquisitions" on your website that includes a press release announcing that you acquired a Martin County, FL based competitor. Please tell us how you complied with the requirements of ASC 805-10-50-1 and -4.

8.  We note a link entitled "CPSM Closes on Two Acquisitions" on your website that includes a press release announcing that you closed on the purchase of property for your new headquarters. Your disclosure on pages 63 and 81 regarding your entry into a written agreement to purchase a commercial building states that the transaction is expected to close in October 2015. Please tell us if this is the same building that is referenced in the press release. Additionally, please explain or revise your subsequent events disclosure to be consistent with the most recent facts and circumstances. Please also tell us how you considered this financing arrangement in your liquidity and capital resources discussion within MD&A.

Note 2 – Recapitalization, page 69

9.  We note your responses to comments 19, 21, and 22. Please tell us whether the acquisition of interests in CPSM, Inc., issuance of the promissory note due to the Calarco Trust and the subsequent acquisition of Custom Pool were legally conditioned upon each other. For example, were any agreements preconditioned on the consummation of the acquisition of Custom Pool or were all of the transactions contractually independent of one another. If the latter, please explain your basis in GAAP for collapsing the transaction into one. In your response, please also provide a detailed timeline of events

   for the periods presented leading up to the acquisition of Custom Pool highlighting the number of shares of CPSM, Inc. that were outstanding, changes in ownership, and other transactions and significant events.

   You may contact Jarett Torno, Staff Accountant, at 202-551-3703 or Jim Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters.  Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, Legal Branch Chief, at 202-551-3452, or me at 202-551-3264 with any other questions.

         Sincerely,

         /s/ Lisa M. Kohl for

         Mara L. Ransom
         Assistant Director
         Office of Consumer Products

cc: Jodi Walker, Esq.